

May 28, 2010

**Via Facsimile (212) 688-1158 and U.S. Mail**
Tara Keating, Esq.
ICAHN CAPITAL LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Genzyme Corporation**
> **Soliciting Materials on Schedule 14A**
> **Filed May 26, 2010 by Dr. Stephen Burakoff, Dr. Alexander J.**
> **Denner, Mr. Carl C. Ichan, Dr. Richard Mulligan, High River**
> **Limited Partnership, Hopper Investments LLC, Barberry Corp.,**
> **Ichan Partners LP, Ichan Partners Master Fund LP, Ichan Partners**
> **Master Fund II LP Ichan Partners Master Fund III, LP Ichan**
> **Enterprises G.P. Inc. Ichan Enterprises Holdings, L.P. IPH GP LLC**
> **Ichan Capital L.P., Ichan Onshore LP Ichan offshore LP and Beckton**
> **Corp. ( the "Icahn Parties")**
> **File No. 1-14680**

Dear Ms. Keating:

We have conducted a limited review of the filing and have the following comments.

1.      We refer to page 2 of the presentation materials in which you disclose that "many of the statements in this presentation reflect our subjective belief [and] [a]lthough [you] have reviewed and analyzed the information that has *informed* [y]our opinions, [you] do not guarantee the accuracy of any such beliefs…" We refer to Exchange Act Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials. Accordingly, please make a corrective filing and remove this disclaimer. Further, while you may acknowledge that certain statements made in presentations are your subjective belief, you should revise your filing to properly identify <u>each</u> statement that is an expression of opinion, rather than generally doing so at the commencement of the presentation. Please also see our subsequent comment below.

2.      Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for each statement or assertion of opinion or belief must be self-evident, disclosed in

the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support with respect to the following statements you make:

- data supporting assertions regarding the company's relatively poor performance as measured against each of the 5-year financial ratios presented in the materials;

- allegations that manufacturing problems are still ongoing despite attempted fixes;

- assertions regarding the inroads competitive drugs have made, inclusive of data supportive of the claim that such drugs captured such market share due to Genzyme supply constraints (i.e. as opposed to other reasons); and,

- assertions that the removal of Mr. Termeer would serve "several important purposes" and result in positive change in attitudes and/or relations with regulatory authorities, doctors and patients.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

3. You disclose that a consent decree "reflects" and "shows" the FDA's lack of trust in Genzyme.  Please revise to remove this statement given that it is not apparent that the issuance of a consent decree, as a regulatory matter, represents the FDA's determination of the trustworthiness of a company.  Please also see our subsequent comment regarding Exchange Act Rule 14a-9(b).

4. You state that management "blatantly ignored" repeated warning letters and 483 letters from the FDA.  While you have provided support for your belief that management may have ineffectively handled such letters, it is not apparent that you have any basis for the allegation that management blatantly ignored repeated warning letters.  We refer you to Exchange Act Rule 14a-9(b).  You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Please avoid such statements in future filings.  Please confirm your understanding.

5. Throughout the materials, you make allegations that attempt to link management's mismanagement of the affairs of the company with the deterioration in the company's financial metrics.  In future filings, please revise to acknowledge each time such allegations are made that there may have been other factors that contributed to the

decline in the financial performance of the company (i.e., periods of economic downturn that affected a variety of companies across many industries).

6.      We refer to response 1 in your letter dated April 20, 2010 in which you outlined the basis for the Icahn Parties' belief that the Clayton Act would not be violated if Drs. Denner and Mulligan were elected.  You acknowledged then that you did not possess quantitative data supporting your belief that competitive sales, if any, were de minimis.  Your current materials appear to assert, without sufficient qualification, that no violation of the Clayton Act will occur.  Based on your prior response and the fact that this issue has not been adjudicated or determined, there does not appear to be sufficient basis for the conclusion you have asserted.  Further, your materials should be revised to more clearly identify the assertion regarding the absence of a violation of the Clayton Act as a matter of your opinion.  Finally, please revise the materials to explicitly acknowledge that the Icahn Parties are unable to confirm that a Clayton Act violation would not occur if Drs. Denner and Mulligan were elected absent a determination by the relevant regulatory authorities and/or courts.

7.      Please provide us with further support for your belief that you have properly identified and defined the relevant antitrust market for purposes of assessing the potential applicability of the Clayton Act.  In this regard, it is our understanding that an assessment of the breadth of the relevant antitrust market for drugs based solely on sales for FDA approved "on-label" indications may not capture the entirety of the relevant market if the assessment does not include "off-label" drugs being used to treat the same diseases.  Please advise.

8.      Please revise your materials to acknowledge that your definition of the relevant antitrust market for purposes of assessing the potential applicability of the Clayton Act is a matter of your opinion.  Your disclosure should, therefore, also acknowledge that the definition you are applying may not conform with the definition of the relevant  market as determined by the regulatory authorities and/or courts.

9.      In future filings, <u>each</u> time claims are made regarding the improvement the Ichan nominees brought to the companies where they were added, as done on page 2 of the presentation, please revise to explicitly acknowledge that past performance is not indicative of future results.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions